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June 5, 2018

VIA EDGAR

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Convertible & Income Securities Fund Inc.

(File Nos.: 333-224305; 811-05715)

Dear Mr. Orlic:

Thank you for your oral comments provided on May 17, 2018 regarding your review of the registration statement on Form N-2 filed on April 16, 2018 (the “Registration Statement”) by The Gabelli Convertible & Income Securities Fund Inc. (the “Fund”) with the U.S. Securities and Exchange Commission (the “Commission”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file following your review of this letter, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

***

David Orlic

June 5, 2018

Prospectus Cover Page

1.	The cover page states that the Fund anticipates investing in securities rated below investment grade. Please clarify whether “These securities” at the beginning of the penultimate sentence of the first paragraph refers solely to securities rated below investment grade or whether it includes other types of securities.

The Fund will clarify the referenced disclosure as set forth in Exhibit A.

2.	We note that the Fund invests in convertible securities. If the Fund invests or currently expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, additional disclosure is appropriate in the Prospectus. Please supplementally inform us whether the Fund currently intends to invest or currently invests in CoCos.

The Fund understands that CoCos are a subset of “mandatory convertible” securities and are a form of hybrid debt security issued by banking institutions – typically European banking institutions – that are intended to either automatically convert into equity or have their principal written down upon the occurrence of certain “trigger events,” which may include a decline in the issuer’s capital below a specified threshold level, increase in the issuer’s risk weighted assets, the share price of the issuer falling to a particular level for a certain period of time and certain regulatory events.

CoCos are not a principal type of investment for the Fund and the Fund currently has no investments in CoCos and has no current intent to invest in CoCos; however, because the Fund’s investment policies do not prohibit investments in CoCos, the Fund has included disclosure regarding CoCos in the Statement of Additional Information.

Prospectus Summary

3.	The “Derivative Transactions” disclosure states that the Fund “may participate in certain derivative transactions.” Please list the types of derivatives in which the Fund may invest. In addition, please add additional disclosure regarding the execution, market, liquidity, hedging and tax risks noted in this disclosure.

The Fund respectfully submits that the referenced disclosure in the Prospectus Summary is contained in risk disclosure and that it would be inappropriate to include disclosure about investment policies in risk disclosure by listing the types of derivatives in which the Fund may invest. The Fund notes, however, that it will modify the disclosure in the Prospectus Summary to include a heading discussing Derivatives Transactions. The disclosure to be included in that heading is set forth in Exhibit B and the Fund believes that the scope of disclosure contained therein is appropriate in view of the Fund’s historical and intended use of derivatives.

David Orlic

June 5, 2018

The Fund will add the additional risk disclosure requested as set forth in Exhibit C.

4.	The first paragraph under the “Management and Fees” heading contains the following disclosure: “the Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the currently outstanding Series B Preferred Shares during the fiscal year if the total return of the net asset value of the common shares of the Fund, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of the Series B Preferred Shares for the period. Please add disclosure explaining what is meant by “corresponding swap rate.” In addition, please consider whether the second paragraph under the “Management and Fees” heading is duplicative of the first paragraph under that heading.

The Fund will clarify the referenced disclosure, as set forth in Exhibit D. Additionally, the Fund will remove the second paragraph under the referenced heading.

5.	The third paragraph under the “Management and Fees” heading contains the following disclosure: “Because the investment advisory fees are based on a percentage of total assets, which includes assets attributable to the Fund’s use of leverage (but excludes assets attributable to the Fund’s Reduced Fee Preferred when such Reduced Fee Preferred are subject to the fee reduction described above), the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of leverage.” Please add disclosure explaining that the Fund’s total assets for purposes of calculating the level of the management fee also includes assets from derivative transactions.

The Fund will modify the referenced disclosure in the manner set forth in Exhibit E.

6.	The fourth paragraph under the “Management and Fees” heading contains the following disclosure: “Thus, advisory fees with respect to the liquidation value of the Reduced Fee Preferred were accrued on these assets.” Please consider whether “accrued” should be replaced with “paid.”

The Fund will replace “accrued” with “paid” in the referenced disclosure.

Summary of Fund Expenses

7.	In the section “Summary of Fund Expenses,” please address the following:

a.	If the Fund anticipates issuing notes or subscription rights in the first year following effectiveness of the Registration Statement, please include an estimate of the offering expenses of such offerings or add disclosure that the Fund has no current intention of issuing notes or subscription rights in the first year following effectiveness of the Registration Statement.

David Orlic

June 5, 2018

The Fund has informed us that it may issue subscription rights, but not notes, in the first year following effectiveness of the Registration Statement. The Fund will therefore add the following statement in a footnote to the Summary of Fund Expenses: “The Fund has no current intention of borrowing from a lender or issuing notes during the one year following the date of this Prospectus.” With respect to the offering costs associated with subscription rights, these costs are included within the existing estimates related to common and preferred share offerings.

b.	We note that the Fund may engage in short sales. Please confirm that expenses (e.g., dividend and interest payments and brokerage costs) associated with such sales, if any, will be reflected in a separate line item in the fee table if they are expected to exceed 0.01% of the Fund’s average net assets.

The Fund confirms that expenses associated with short sales, if any, are not expected to exceed 0.01% of the Fund’s average net assets.

c.	If Acquired Fund Fees and Expenses are expected to exceed 0.01% of the Fund’s average net assets, they should be reflected in a separate line item in the fee table.

The Fund confirms that such fees, if any, are not expected to exceed 0.01% of the Fund’s average net assets.

d.	In footnote 4 of the fee table, the first sentence refers to a voluntary fee waiver. The staff’s position is that voluntary (i.e. non-contractual) fee waivers should not be addressed or referenced in the fee table. Please revise the disclosure remove the description of the voluntary fee waiver.

The Fund will revise footnote 4 of the fee table accordingly.

Prospectus

8.	The third paragraph under the “Foreign Securities” heading provides a list of considerations associated with investing in foreign securities. Please include the following as a consideration: the difficulty in obtaining or enforcing a court judgment abroad.

The Fund will add the requested disclosure.

David Orlic

June 5, 2018

9.	Investment Objectives and Policies—Certain Investment Practices:

a.	Forward Foreign Currency Exchange Contracts: The third paragraph under the “Forward Foreign Currency Exchange Contracts” heading states: “In the case of futures and forward contracts, for example, that are not required as a result of one or more contractual arrangements to settle for cash only in an amount equal to the change in value of the contract over its term but rather may settle through physical delivery or in the notional amount, the Fund must segregate liquid assets equal to such contract’s full notional value while it has an open long position, or is equal to the market value of the contract in the case of an open short position” (emphasis added). Please add disclosure explaining the meaning of “full notional value” regarding the segregation of assets with respect to investments in long futures contracts.

The Fund will add the following disclosure to the referenced section:

For this purpose, the “full notional value” of the contract means the purchase price for the assets underlying the contract (i.e., in the case of a forward currency contract, the aggregate amount one would pay for the underlying currency).

Additionally, please make the changes indicated below (changes underlined and/or shown as strike-through text):

“In the case of futures and forward contracts, for example, that are not required as a result of one or more contractual arrangements to settle for cash only in an amount equal to the change in value of the contract over its term but rather ~~may~~ are, per the terms of the contract, stated to settle through physical delivery ~~or in the notional amount~~, the Fund must segregate liquid assets equal to such contract’s full notional value while it has an open long position, or is equal to the market value of the ~~contract~~ deliverable in the case of an open short position.”

The Fund will make the requested change.

b.	Leverage: Please revise the first paragraph under the “Leverage” heading to also reference the Fund’s participation in certain derivative transactions.

The Fund will add the following to the referenced paragraph:

“The Fund may also participate in certain derivative transactions that have economic leverage embedded in them, as described below, and participation in these transactions may, like the issuance of senior securities, leverage the common shares.”

David Orlic

June 5, 2018

10.	We note that a fundamental policy of the Fund is not to concentrate in any particular industry. Please revise the captions “Industry Concentration” and “Industry Concentration Risk” to remove any confusion in light of this fundamental policy. In addition, if the Fund intends to focus its investments or is currently focusing its investments in any particular industry or sector, please include appropriate risk disclosure in the Prospectus or SAI.

The Fund will revise the referenced captions and disclosure as set forth in Exhibit F. Additionally, the Fund has informed us that it does not currently focus and has no current intent to focus on any particular industry or sector.

11.	Please add disclosure regarding whether the voting requirements described in “Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws” are higher than those imposed by federal or state law, and whether the board has considered these provisions and determined that they are in the best interests of the Fund’s shareholders.

The Fund will add the following disclosure to the referenced section: “Certain voting requirements described in this section, which have been considered and determined to be in the best interests of stockholders by the Directors, are greater than applicable minimum voting requirements imposed by the 1940 Act and applicable Maryland law.”

Forms of Prospectus Supplements

12.	On page P-5 (and elsewhere where relevant), “Price Range of Common Shares,” please add data through the most recent fiscal quarter.

The Fund will add the requested data.

13.	On page Q-5, under the heading “Redemption Risk,” please clarify what is meant by the following disclosure: “The Series Preferred Shares is not an obligation of the Fund.”

The Fund will revise the disclosure as follows: “The Series                Preferred Shares are not a debt obligation of the Fund.”

14.	On pages S-8 and U-10, we note that “Scenario 2” is bracketed. Please revise the disclosure to bracket “Scenario 1” and remove the brackets around “Scenario 2.”

The Fund will revise the disclosure accordingly.

Statement of Additional Information

15.	Please revise the fifth paragraph under the “Fundamental Restrictions and Policies” heading consistent with the revisions the staff has requested to the corresponding disclosure in the SAI for The Gabelli Global Utility & Income Trust (file no. 333-223652)

David Orlic

June 5, 2018

The Fund will revise the referenced disclosure as set forth in Exhibit G.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

David Orlic

June 5, 2018

Exhibit A

Securities rated below investment grade, which may be preferred shares or debt, are predominantly speculative and involve major risk exposure to adverse conditions. Securities that are rated lower than “BBB” by S&P, or lower than “Baa” by Moody’s or unrated securities considered by the Investment Adviser to be of comparable quality, are commonly referred to as “junk bonds” or “high yield” securities.

David Orlic

June 5, 2018

Exhibit B

The Fund may enter into derivatives transactions or engage in investment management techniques that have leverage embedded in them, which will not be considered senior securities if the Fund establishes a segregated account with cash or other liquid assets, sets aside assets on its accounting records equal to the Fund’s obligations in respect of such transactions or techniques or enters into an offsetting position. See “Investment Objective and Policies—Certain Investment Practices” in the Prospectus and “Investment Objective and Policies—Additional Investment Policies” in the Statement of Additional Information. Such transactions entail certain execution, market, liquidity, counterparty, correlation, volatility, hedging, and tax risks. See “Risk Factors and Special Considerations—Special Risks Related to Investment in Derivatives” in the Prospectus.

David Orlic

June 5, 2018

Exhibit C

Because derivative transactions in which the Fund may engage may involve instruments that are not traded on an Exchange or cleared through a central counterparty but are instead traded between counterparties based on contractual relationships, the Fund is subject to the risk that a counterparty will not perform its obligations under the related contracts. Additionally, although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, OTC non-standardized derivative transactions are generally less liquid than exchange-traded instruments. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. The use of derivative transactions also presents certain tax risks depending on the character of income, gain, loss and deduction related to the instrument (ordinary vs. capital) and the timing of recognition of income, gain, loss and deduction. While hedging can reduce or eliminate losses arising from derivative transactions, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between the derivative and the underlying security, and there can be no assurances that the Fund’s hedging transactions will be effective.

David Orlic

June 5, 2018

Exhibit D

However, the Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the currently outstanding Series B Preferred Shares during the fiscal year if the total return of the net asset value of the common shares of the Fund, including distributions and advisory fees subject to reduction for that year, does not exceed the stated dividend rate of, or corresponding swap rate with respect to, the Series B Preferred Shares for the period. The “corresponding swap rate” would serve as the reference point for this waiver in the event the Fund enters into an interest swap for all or part of an applicable measurement period that has the effect of modifying the dividend rate paid on the Series B Preferred Shares for all or part of that measurement period. In other words, if the effective cost of the leverage for any series of currently outstanding preferred shares exceeds the total return (based on net asset value) on the Fund’s common shares, the Investment Adviser will waive that portion of its management fee on the incremental assets attributable to the leverage for that series of currently outstanding preferred shares to mitigate the negative impact of the leverage on the common shareholder’s total return. The Investment Adviser currently intends that the voluntary advisory fee waiver will remain in effect for as long as the Series B Preferred Shares are outstanding. This fee waiver will not apply to any preferred shares issued from this offering.

David Orlic

June 5, 2018

Exhibit E

Because the investment advisory fees are based on a percentage of total assets, which includes assets attributable to the Fund’s use of leverage and assets from derivative transactions (but excludes assets attributable to the Fund’s Reduced Fee Preferred when such Reduced Fee Preferred are subject to the fee reduction described above), the Investment Adviser may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund’s use of leverage and/or derivative transactions.

David Orlic

June 5, 2018

Exhibit F

Investment Objective and Policies—Certain Investment Practices

Significant Holdings. The Fund may invest up to 25% of its total assets in securities of issuers in a single industry; however, the Fund does not currently focus and has no current intent to focus on any particular industry or sector. See “Risk Factors and Special Considerations—General Risks—Significant Holdings Risk.”

Prospectus Summary—Risk Factors and Special Considerations

Significant Holdings Risk. The Fund may invest up to 25% of its total assets in securities of a single industry; however, the Fund does not currently focus and has no current intent to focus on any particular industry or sector. In the event the Fund should choose to take significant positions in any particular industry or sector, the net asset value of the Fund will be more susceptible to factors affecting those particular types of companies. See “Risk Factors and Special Considerations—General Risks—Significant Holdings Risk” in the Prospectus.

Risk Factors and Special Considerations—General Risks

Significant Holdings Risk. The Fund may invest up to 25% of its total assets in securities of a single industry; however, the Fund does not currently focus and has no current intent to focus on any particular industry or sector. In the event the Fund should choose to take significant positions in any particular industry or sector, the net asset value of the Fund will be more susceptible to factors affecting those particular types of companies, which, depending on the particular industry, may include, among others: governmental regulation; inflation; cost increases in raw materials, fuel and other operating expenses; technological innovations that may render existing products and equipment obsolete; and increasing interest rates resulting in high interest costs on borrowings needed for capital investment, including costs associated with compliance with environmental and other regulations. In such circumstances the Fund’s investments may be subject to greater risk and market fluctuation than a fund that had securities representing a broader range of industries.

David Orlic

June 5, 2018

Exhibit G

The 1940 Act permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks for any purpose, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. The Fund’s total assets include the amounts being borrowed. To limit the risks attendant to borrowing, the 1940 Act requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage means the ratio that the value of the Fund’s total assets (including amounts borrowed), minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Borrowing money to increase portfolio holdings is known as “leveraging.” Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the 1940 Act restrictions. In accordance with SEC staff guidance and interpretations, when the Fund engages in certain such transactions, other than reverse repurchase agreements, the Fund, instead of maintaining asset coverage of at least 300%, may segregate or earmark liquid assets, or enter into an offsetting position, in an amount at least equal to the Fund’s exposure, on a mark-to-market basis, to the transaction (as calculated pursuant to requirements of the SEC). From the outset of the transaction, in accordance with Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979), for reverse repurchase agreements, the Fund will segregate the full amount of the Fund’s actual or potential cash payment obligations that the Fund will owe at settlement. The investment restriction regarding borrowing money, described above, will be interpreted to permit the Fund to (a) engage in trading practices and investments that may be considered to be borrowing or to involve leverage to the extent permitted by the 1940 Act, (b) segregate or earmark liquid assets or enter into offsetting positions in accordance with SEC staff guidance and interpretation, (c) engage in securities lending in accordance with the SEC staff guidance and interpretations and (d) settle securities transactions within the ordinary settlement cycle for such transactions. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.